

May 31, 2022

Ding-Shin Chang
President and Chief Executive Officer
Phoenix Rising Companies
641 10th Street
Cedartown, Georgia 30125

> **Re: Phoenix Rising Companies**
> **Form 10-K**
> **Filed March 31, 2022**
> **File No. 000-55319**

Dear Mr. Chang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed on March 31, 2022

General, page 1

1.  Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021.

Item 11. Executive Compensation, page 18

2.  Please discuss in your narrative disclosure to your summary compensation table the factors underlying changes in compensation amounts in the most recent fiscal year compared to the prior fiscal year. For example, discuss why your Chief Executive Officer received a salary of $110,931 in 2021, but no salary in prior years, and discuss why he received option awards of $2,056,022 in 2020, but none in 2021.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Anderegg at 202-551-3342 or Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services